Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

MAG SILVER CORP. (the “Issuer”)

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2

Date of Material Change

14 June 2007

Item 3

News Release

The Issuer issued a news release at Vancouver, British Columbia on 14 June 2007 through Filing Services Canada Inc.

Item 4

Summary of Material Change

MAG Silver Corp. announced that under the terms of an option agreement dated June 1, 2005, Peñoles has completed the prescribed expenditures (US$5,000,000) and has earned a 56% interest in the Juanicipio property.  MAG Silver Corp. (MAG) retains a 44% interest in the property.

Item 5.1

Full Description of Material Change

Please see the Issuer’s news release dated 14 June 2007 (NR#07-15) for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9

Date of Report

Dated 18 June 2007